Paul Hastings LLP

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telephone (415) 856-7000

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August 27, 2019

VIA EDGAR CORRESPONDENCE

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Litman Gregory Funds Trust Response to Comments on Preliminary Proxy Statement (File No.: 811-07763)

Ladies and Gentlemen:

On behalf of the Litman Gregory Funds Trust (the “Registrant”), we hereby respond to your oral comment provided on August 9, 2019, with respect to the Registrant’s preliminary proxy statement filed on August 1, 2019 (the “Proxy Statement”).

The Registrant’s response is provided below. We have restated the substance of your comment to the best of our understanding. Capitalized terms have the same respective meanings as in the Proxy Statement, unless otherwise indicated.

1.	Comment: Please include in the Proxy Statement a description of the factors considered and conclusions reached by the board of trustees of the Registrant in recommending that the shareholders approve that proposal.

Response: Comment accepted. The Proxy Statement has been revised accordingly.

Securities and Exchange Commission
August 27, 2019

* * * * *

Please advise us if we can provide any further information. Please direct any further comments or questions regarding the Annual Report or this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
of PAUL HASTINGS LLP

cc:	Litman Gregory Funds Trust

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